Paychex Securities Corporation
Statement of Financial Condition
May 31, 2026

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Paychex Securities Corporation
Index
May 31, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48942

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/25 (MM/DD/YY) AND ENDING 05/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Paychex Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

220 Kenneth Drive
(No. and Street)

Rochester	NY	14623
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kelly Yezzi	585-387-4312	kyezzi@paychex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

207 High Point Drive, Suite 210	Victor	NY	14564
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly Yezzi_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Paychex Securities Corporation_____, as of 5/31_____, 2 026____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

DocuSigned by:

Kelly Yezzi

3DF5B50C76AF470...

Title:

President and Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ◼ (a) Statement of financial condition.
- ◼ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ◼ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ◼ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Paychex Securities Corporation

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Paychex Securities Corporation (the "Company") as of May 31, 2026, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

July 24, 2026

We have served as the Company's auditor since 2014.

PricewaterhouseCoopers LLP,
207 High Point Drive Suite 210
Victor, New York 14564
+1 (585) 212 0244

Paychex Securities Corporation
Statement of Financial Condition
May 31, 2026

(in thousands, except share amounts)

Assets		
Cash	$	25,445
Cash segregated under Federal and other regulations		20
Service fee receivable		4,716
Prepaid FINRA fees		261
Other Assets		10
Total assets	$	30,452
Liabilities and Stockholder's Equity		
Liabilities		
Accrued income taxes payable to Paychex, Inc.	$	9,736
Total liabilities	$	9,736
Stockholder's Equity		
Common stock, no par value - authorized 200 shares; 10 shares issued and outstanding		-
Additional paid-in capital		120
Retained earnings		20,596
Total stockholder's equity		20,716
Total liabilities and stockholder's equity	$	30,452

The accompanying notes are an integral part of this statement of financial condition.

Paychex Securities Corporation
Notes to Statement of Financial Condition
May 31, 2026

(in thousands)

Note A. Description of Business and Significant Accounting Policies

Paychex Securities Corporation (the Company) is a wholly owned subsidiary of Paychex Holdings LLC (the Parent), which is a wholly owned subsidiary of Paychex, Inc. (Paychex). The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission (SEC) to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of Paychex. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company processes transactions with several third party trading partners (investment partners) for Paychex. The Company earns revenue from the investment partners for services provided, which include primarily recordkeeping, shareholder and distribution services. The Company distributes a portion of revenue to the Parent via a quarterly dividend process.

Basis of Presentation
The statement of financial condition has been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP). The statement of financial condition is presented in U.S. dollars.

Use of Estimates
The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts and results could differ from these estimates. Management makes estimates regarding valuations of accrued service fee receivables and income taxes payable that affect the reported amounts and disclosure in the Company's statement of financial condition.

Concentration and Credit Risk
Financial instruments that potentially subject the Company to credit risk consist principally of cash and service fee receivables. All of the Company's deposited cash is maintained at a large well-capitalized (as defined by their regulators) financial institution. These deposits may exceed the amount of any insurance provided. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future. The service fee receivables consist of amounts due from several large investment partners with a past history of collectability. The Company has not experienced any material credit losses in connection with service fee receivables.

Fair Value
The carrying value recorded in the Statement of Financial Condition for cash and service fee receivable approximates fair value because of the short maturities or payment terms of these instruments.

Income Taxes
The Company is included in a consolidated U.S. federal income tax return, and various combined state income tax returns of Paychex. The Company's allocated share of both federal and state income tax expense of the consolidated group is based on its proportional share of taxable income, excluding any allocation of tax expense related to uncertain tax positions that do not specifically relate to the Company.

Recently Adopted Accounting Pronouncements
Effective for the year ended May 31, 2026, the Company adopted Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The standard enhances income tax disclosure requirements by requiring additional disaggregation of information within the effective tax rate reconciliation and income taxes paid, including separate disclosure of significant taxing jurisdictions. The requirements of this ASU are disclosure-related and did not have an impact on the Company's financial condition, results of operations, or cash flows.

(in thousands)

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note B), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies above.

Note B. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $250, whichever is greater. As of May 31, 2026, the Company had net capital of $15,729, which was $15,080 in excess of its required capital.

The Company is also subject to the SEC Customer Protection Rule (Rule 15c3-3). This rule requires that the Company hold customer securities in a good control location; determine the quantity of fully paid for securities in its possession or control, and those not in its possession or control; and that the Company segregates cash, for excess of customers' total credits over total debits at all times in a special reserve bank account for the exclusive benefit of customers (Reserve Account) separate from any other bank account of the Company. This Reserve Account must contain an amount not less than the amount computed as required by the rule. At May 31, 2026 the required amount to be on deposit in the Reserve Account was $0. As of May 31, 2026, the Company's Reserve Account balance was $20, which was in excess of the reserve required. The Reserve Account is included on the Company's Statement of Financial Condition as cash segregated under Federal and other regulations.

Note C. Income Taxes

The Company has concluded all U.S. federal income tax matters through fiscal 2017. Fiscal years 2018, 2020, and 2023 are currently under audit by the IRS. With limited exceptions, state income tax audits by taxing authorities are closed through fiscal 2022, primarily due to expiration of the statute of limitations.

Note D. Related Party Transactions

The Company has an expense-sharing agreement with Paychex whereby all expenses of the Company, except FINRA fees and license expenses and income tax expense, are incurred by Paychex on the Company's behalf. Paychex does not intend to reapportion any of these expenses back to the Company. As a result, these expenses are not reflected in the Company's Statement of Financial Condition for the year ended May 31, 2026 (fiscal 2026).

Note E. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through July 24, 2026, the date of issuance of the statement of financial condition. The Company has determined that there are no other material transactions or events that would require recognition or disclosure in the statement of financial condition through this date. Subsequent to May 31, 2026, the Company declared and paid a dividend in the amount of $7,633 to the Parent.